Exhibit (a)(1)(L)

Changes to Questions and Answers About the Offer

posted at www.btcs.com/seriesv-tender on November 11, 2026

The Questions and Answers About the Offer posted at www.btcs.com/seriesv-tender, as filed as Exhibit (a)(1)(H) to Amendment No. 1 to the Schedule TO and as changed as described in Exhibit (a)(1)(K) to Amendment No. 2 to the Schedule TO, were updated on November 11, 2026 as set out below to correct the number of Series V shares held by the Company’s directors and executive officers. The other questions and answers on the page are unchanged.

Are the Company’s directors and officers tendering?

Previous answer:

No. BTCS’s directors and executive officers, who hold approximately 3,504,348 Series V shares (about 22% of the class), are not tendering any shares in the offer.

Revised answer:

No. BTCS’s directors and executive officers, who hold 4,476,506 Series V shares (about 28.6% of the class), are not tendering any shares in the offer.

Could BTCS buy every share tendered?

Previous answer:

Yes, at the minimum price. At $0.04, $500,000 would buy up to 12,500,000 shares, and buying every Series V share held by holders other than the Company’s directors and officers (12,167,057 shares) would cost about $487,000, less than the $500,000 cap, so at that price there would be no proration. At $1.00, $500,000 buys 500,000 shares. At any purchase price of $0.05 or more, proration is possible if enough shares are tendered.

Revised answer:

Yes, at the minimum price. At $0.04, $500,000 would buy up to 12,500,000 shares, and buying every Series V share held by holders other than the Company’s directors and officers (11,194,899 shares) would cost about $448,000, less than the $500,000 cap, so at that price there would be no proration. At $1.00, $500,000 buys 500,000 shares. At any purchase price of $0.05 or more, proration is possible if enough shares are tendered.